82- 5097

04 APR -1 AM 7:21

AQUARIUS
PLATINUM LIMITED

04024015

FACSIMILE TRANSMISSION

Date:	1 April 2004
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Nick Bias
Number of Pages:	5 *(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**

SUPPL

PROCESSED
APR 06 2004
THOMSON FINANCIAL

dlw 4/5

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

1 April 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	31 March 2004	ASX & LSE	Announcement	AQP Board Announcements
E-Lodge	31 March 2004	ASX & LSE	Announcement	BEE Transaction Update

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

31 March 2004

Aquarius Platinum Limited
Board announcements

Aquarius Platinum Limited (Aquarius) wishes to announce that Mr David Dix has been appointed as a non-executive director of Aquarius.

Melbourne based Mr Dix age 50, has a background in economics, law and taxation. He brings to Aquarius a wealth of experience gained in the international business and resources communities. He has held various positions with Shell Australia Limited; and worked for sixteen years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specializing in the mining industry including Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix was elected Chairman of Quadrem Limited in 2002, a company which provides eBusiness solutions to the resource sector.

Aquarius Chairman, Mr Nicholas Sibley, welcomes the appointment of Mr Dix to the Board and looks forward to his contribution as Aquarius continues to grow.

Mr James Slade who has been on the Board since 1997 has retired from the Board to pursue business interests in New Zealand. The board would like to record its appreciation for the contribution Mr Slade has made to the Company and wish him every success with his business endeavours.

Aquarius' subsidiary, Aquarius Platinum (South Africa) (Pty) Limited (AQPSA), has appointed Mr Ayanda Khumalo B. Com, CA(SA), CA(Zim), age 40 as Financial Director. Mr Khumalo's background is in corporate finance, and audit. Prior to this appointment Mr Khumalo was Senior Manager, Corporate Banking, Black Economic Empowerment Unit at Nedbank in Johannesburg and Director at Ernst & Young South Africa.

The Aquarius Platinum Limited Board will now consist of:

Mr Nicholas Sibley	Non-executive Chairman
Mr Stuart Murray	Chief Executive Officer
Mr David Dix	Non-executive Director
Mrs Catherine Markus	Non-executive Director
Sir William Purves	Non-executive Director
Mr Patrick Quirk	Non-executive Director

82-5097

For further information:

In Australia:

Willi Boehm
Aquarius Platinum Limited
+61 8 9367 5211

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:

Charmane Russell/Janice Dempsey
Russell & Associates
+27 11 880 3924

82-5097

AQUARIUS
PLATINUM LIMITED

31 March 2004

BEE transaction update

Aquarius Platinum Limited's (Aquarius) Black Economic Empowerment partners led by Savannah Resources (Pty) Ltd (the BEE Investors) have informed the Company that significant progress has been made with regard to sourcing the remaining finance required for the BEE transaction as announced to the market on 10 December 2003.

Aquarius and the BEE Investors are presently in the final phases of implementing the remaining aspects of the transaction to accommodate the balance of the financing requirements. Aquarius expects to be in a position to provide the market with details of the transaction by the end of April.

Mr Stuart Murray, CEO of Aquarius said, "This transaction which is of great significance to all participating parties warrants the utmost of care in its structuring. This will ensure that the financing structure agreed between Aquarius and the BEE Investors is created in an efficient and beneficial manner".

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services (Pty) Ltd
+ 61 8 9367 5211
+ 61 409 969 955

In the United Kingdom:

Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

In South Africa:

Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+ 27 11 455 2050

Charmane Russell/Janice Dempsey
Russell and Associates
+ 27 11 880 3924

Kofi Morna
Savannah Resources (Pty) Ltd
+27 82 458 2001

Andisiwe Kawa
Chuma Holdings (Pty) Ltd
+27 83 200 0111